SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              AMENDMENT NO. 11 (1)

                              CRUISE AMERICA, INC.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                   027107 10 1
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                                 (CUSIP NUMBER)

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      CHECK THIS BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [ ] (A FEE IS NOT REQUIRED ONLY IF THE FILING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7.)
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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 027107 10 1                13G                       Page 2 of 4 Pages

1.    NAME OF REPORTING PERSONS Randall S. Smalley
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

                                                                         (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF         5.    SOLE VOTING POWER           None. (See Item 4 herein).
SHARES
BENEFICIALLY      6.    SHARED VOTING POWER         None. (See Item 4 herein).
OWNED BY
EACH              7.    SOLE DISPOSITIVE POWER      None. (See Item 4 herein).
REPORTING
PERSON WITH       8.    SHARED DISPOSITIVE POWER    None. (See Item 4 herein).

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            None. (See Item 4 herein).

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                       [  ]



11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            None. (See Item 4 herein).

12.   TYPE OF REPORTING PERSON*

            IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 027107 10 1                 13G                      Page 3 of 4 Pages

ITEM 1(A). NAME OF ISSUER:

      The name of the Issuer is Cruise America, Inc. a corporation organized under the laws of Florida.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

      The Issuer's principal executive offices are located at 11 West Hampton Avenue, Mesa, Arizona 85210-5258.

ITEM 2(A). NAME OF PERSON FILING:

      Randall S. Smalley

Item 2(B).  Address of Principal Business Office, or if none, Residence:

      Mr. Randall S. Smalley
      Cruise America, Inc.
      11 West Hampton Avenue
      Mesa, Arizona 85210-5258

ITEM 2(C). CITIZENSHIP:

      Mr. Smalley is a citizen of the United States of America.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

      Common Stock of Cruise America, Inc., par value $.01 per share.

ITEM 2(E). CUSIP NUMBER:

      027107 10 1

ITEM 3.

      Not Applicable.

ITEM 4. OWNERSHIP:

As of the close of business on January 28, 1998 (the "Effective Time"), Cruise America became a wholly owned subsidiary of Budget Group, Inc. ("Budget") as a result of the completion of the merger as contemplated by the Plan and Agreement of Merger dated as of November 25, 1997 (the "Merger Agreement") among Cruise America, Budget and CA Acquisition Corporation, a wholly owned subsidiary of Budget. Pursuant to the Merger Agreement, at the Effective Time, the Reporting Person ceased to be the beneficial owner of any shares of Common Stock of Cruise America, as each of the shares deemed to be beneficially owned by him was converted into the right to receive .28073 (the "Exchange Ratio")of a share of Budget's Class A Common Stock, except for any such shares that were subject to currently exercisable options. These options were assumed by Budget and adjusted to give effect to the Exchange Ratio.

      (a)   Amount Beneficially Owned: None

      (b)   Percent of Class: None

CUSIP NO. 027107 10 1                  13G                     Page 4 of 4 Pages

      (c)   Number of shares as to which Mr. Smalley has:

            (i)   sole power to vote or direct vote - None

            (ii)  shared power to vote or direct the vote - None

           (iii)  sole power to dispose or to direct the disposition of -
                  None

            (iv)  shared power to dispose or to direct the disposition of -
                  None

      (d)   All holdings are as of January 28, 1998.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      [X] This statement is being filed to Report the fact that, as of the day of this Report, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities. See Item 4 herein.

ITEM 6. OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company:

      Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

      Not Applicable.

ITEM 10. CERTIFICATION:

      Not Applicable.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1998                 /s/ RANDALL S. SMALLEY
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                                              Randall S. Smalley